Consolidated Financial Statements
30 April 2013
(An Exploration Stage Company)
(Expressed in Canadian dollars)

JAMES STAFFORD
INDEPENDENT AUDITOR’S REPORT To the Shareholders of Pacific North West Capital Corp.	James Stafford, Inc. Chartered Accountants Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754 www.JamesStafford.ca

We have audited the accompanying consolidated financial statements of Pacific North West Capital Corp., which comprise the consolidated statements of financial position as at 30 April 2013 and 2012, and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pacific North West Capital Corp. as at 30 April 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that raises substantial doubt about the ability of Pacific North West Capital Corp. to continue as going concern, including a net loss of $2,341,609 for the year ended 30 April 2013 and accumulated deficit of $30,771,904 since inception.

Chartered Accountants
Vancouver, Canada
22 July 2013

Pacific North West Capital Corp. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Notes	As at 30 April 2013	As at 30 April 2012
		$	$

ASSETS

Current assets
Cash and cash equivalents	5	848,953	3,440,410
Amounts receivable	6, 17	206,831	154,349
Short term investments	7	586,964	1,079,057
Prepaid expenses		70,130	310,696
		1,712,878	4,984,512

Long-term prepaid expenses	20	170,000	-
Investment in associate	8	194,561	298,225
Exploration and evaluation properties	9	7,735,932	7,686,109
Property and equipment	10	185,650	231,269

Total assets		9,999,021	13,200,115

EQUITY AND LIABILITIES

Current liabilities
Trade payables and accrued liabilities	11, 17	75,355	413,715

Total liabilities		75,355	413,715

Equity
Share capital	12	34,558,392	34,494,642
Reserves	12	6,137,178	6,722,053
Deficit		(30,771,904)	(28,430,295)

Total equity		9,923,666	12,786,400

Total equity and liabilities		9,999,021	13,200,115

APPROVED BY THE BOARD:

“Harry Barr”	“Jordan Point”
Director	Director

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Pacific North West Capital Corp. Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars)

		Year Ended 30 April
	Notes	2013	2012
		$	$
Expenses
Accounting and audit		18,955	33,318
Bank charges and interest		3,790	5,452
Consulting fees	17	272,566	267,349
Corporate development		50,049	49,382
Depreciation	10	58,926	52,194
Director fees	17	27,000	29,000
Insurance, licenses and fees		44,623	46,628
Investor and shareholder relations		238,291	528,228
Legal fees		3,545	32,322
Management fees	17	271,412	432,338
Office and miscellaneous		91,559	174,552
Rent		128,969	65,231
Salaries and benefits	17	398,758	415,771
Share-based payments	13, 17	115,354	531,712
Telephone and utilities		28,539	26,307
Transfer agent and regulatory fees		50,686	76,414
Travel, lodging and food		72,344	197,270
Vehicle lease		11,351	12,229

Loss before other items		(1,886,717)	(2,975,697)

Other items
Foreign exchange gain		7,484	40,561
Loss on sale of short term investments	7	(110,042)	(533,630)
Interest and other income		16,605	33,134
Write-down of exploration and evaluation properties	9	(585,915)	(1,104,376)
Recovery of written down exploration and evaluation expenditures	9	142,053	-
Loss on revaluation of share purchase warrants	7	(132,631)	(551,264)
Flow-through share income		311,218	537,780
Net loss from associate	8	(103,664)	(434,105)

Net loss for the year		(2,341,609)	(4,987,597)
Other comprehensive loss
Unrealized loss on short term investments	7	(749,521)	(2,225,549)
Reclassification of loss on short term investments	7	110,042	533,630

Net comprehensive loss		(2,981,088)	(6,679,516)

Loss per share
Basic	14	(0.02)	(0.05)
Diluted	14	(0.02)	(0.05)

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Pacific North West Capital Corp. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

		Year ended 30 April
	Notes	2013	2012
		$	$
OPERATING ACTIVITIES

Loss before tax		(2,341,609)	(4,987,597)
Adjustments for:
Depreciation	10	58,926	52,194
Share-based payments	13	115,354	531,712
Loss on sale of short term investments	7	110,042	533,630
Write-down of exploration and evaluation properties	9	585,915	1,104,376
Recovery of written down exploration and evaluation expenditures	9	(142,053)	-
Loss on revaluation of share purchase warrants		132,631	551,264
Flow-through share income		(311,218)	(537,780)
Net loss from associate	8	103,664	434,105
Operating cash flows before movements in working capital
(Increase) decrease in amounts receivables		(52,482)	65,397
(Increase) decrease in prepaid expenses		70,566	(136,931)
Increase (decrease) in trade payables and accrued liabilities		(27,142)	(300,841)

Cash used in operating activities		(1,697,406)	(2,690,471)

INVESTING ACTIVITIES

Cash spent on exploration and evaluation properties	9	(587,108)	(3,224,377)
Cost recovery on exploration and evaluation properties	9	65,423	-
Purchase of property and equipment	10	(13,307)	(161,518)
Proceeds from sale of property and equipment	10	-	2,178
Purchase of short term investments	7	(465,235)	(468,189)
Proceeds from sale of short term investments	7	103,176	1,510,942

Cash used in investing activities		(897,051)	(2,340,964)

FINANCING ACTIVITIES

Proceeds from issuance of common shares	12	3,000	4,748,889
Share issue costs		-	(157,240)

Cash from financing activities		3,000	4,591,649

Increase (decrease) in cash and cash equivalents		(2,591,457)	(439,786)
Cash and cash equivalents, beginning of year		3,440,410	3,880,196

Cash and cash equivalents, end of period		848,953	3,440,410

Supplemental cash flow information (Note 18)

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Pacific North West Capital Corp. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars)

	Number of shares	Share capital	Share-based payments reserve	Warrant reserve	Investment revaluation reserve	Deficit	Total
		$	$	$	$	$	$

Balances, 30 April 2011	85,737,788	31,282,121	2,810,075	2,991,047	1,454,444	(23,442,698)	15,094,989
Shares issued for
Cash	17,424,426	4,670,389	-	-	-	-	4,670,389
Exploration and evaluation properties	175,000	19,250	-	-	-	-	19,250
Exercise of stock options	310,000	111,874	(34,374)	-	-	-	77,500
Exercise of performance share	100,000	13,000	(12,000)	-	-	-	1,000
Flow-through shares premium liability	-	(771,684)	-	-	-	-	(771,684)
Value assigned to warrants	-	(673,068)	-	673,068	-	-	-
Share-based payments	-	-	531,712	-	-	-	531,712
Share issue costs	-	(157,240)	-	-	-	-	(157,240)
Unrealized loss on available-for-sale assets	-	-	-	-	(2,225,549)	-	(2,225,549)
Reclassification of loss on investments	-	-	-	-	533,630	-	533,630
Net loss for the year	-	-	-	-	-	(4,987,597)	(4,987,597)

Balances, 30 April 2012	103,747,214	34,494,642	3,295,413	3,664,115	(237,475)	(28,430,295)	12,786,400
Shares issued for
Exercise of performance shares	300,000	63,750	(60,750)	-	-	-	3,000
Share-based payments	-	-	115,354	-	-	-	115,354
Unrealized loss on available-for-sale assets	-	-	-	-	(749,521)	-	(749,521)
Reclassification of loss on investments	-	-	-	-	110,042	-	110,042
Net loss for the year	-	-	-	-	-	(2,341,609)	(2,341,609)

Balances, 30 April 2013	104,047,214	34,558,392	3,350,017	3,664,115	(876,954)	(30,771,904)	9,923,666

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

1.	CORPORATE INFORMATION

The Company was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing Platinum Group Metals (“PGMs”), precious and base metals mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not yet determined whether these properties contain ore reserves which are economically recoverable and the Company is considered to be in the exploration stage.

The Company’s head office, principal address and records office are located at Suite 650 - 555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7.

The Company’s consolidated financial statements as at 30 April 2013 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $2,341,609 for the year ended 30 April 2013 (2012: $4,987,597) and has a working capital of $1,637,523 at 30 April 2013 (30 April 2012: $4,570,797).

The Company had cash and cash equivalents of $848,953 as at 30 April 2013 (30 April 2012: $3,440,410), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or to be able to raise additional debt and/or equity capital. If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms, pursue other remedial measures and/or cease operations. These consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PREPARATION

2.1	Basis of consolidation

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is obtained to the date control ceases. All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

An associate is an entity in which the Company or any of its subsidiaries has significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounting for by using the equity method.

The subsidiaries and associate of the Company as at 30 April 2013 and 2012 are described below:

	Country of incorporation	% equity interest as at
Name		2013	2012

Subsidiaries
Pacific North West Capital Corp. USA(1)	UnitedStates	100%	100%
Pacific North West Capital de México, S.A. de C.V.(1)	Mexico	100%	100%

Associate
Next Gen Metals Inc.	Canada	22.14%	22.14%

(1) Inactive entities.

2.2	Basis of presentation

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 16, and are presented in Canadian dollars, except where otherwise indicated.

2.4	Statement of compliance

The consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

2.5	Adoption of new and revised standards and interpretations not yet adopted

At the date of authorization of these financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended 30 April 2013:

  IFRS 9 ‘Financial Instruments’is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

  IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12.
  IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and SIC-13.
  IFRS 12 ‘Disclosure of Interests in Other Entities’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31.
  IFRS 13 ‘Fair Value Measurement’is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
  IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and 1 January 2013, and includes amendments regarding presentation of items of other comprehensive income and clarification of the requirements for comparative information, respectively.
  IAS 19 (Amendment) ‘Employee Benefits’ is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.
  IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.
  IAS 28 (Amendment) ‘Investments in Associates and Joint Ventures’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.
  IAS 32‘Financial Instruments: Presentation’is effective for annual periods beginning on or after 1 January 2014 and 1 January 2013 that includes amendments that clarify the application of offsetting requirements and presentation of interest, dividends, losses and gains.
  IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ is a new interpretation effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for stripping costs in the production phase of a surface mine.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Significant accounting judgments, estimates and assumptions

The preparation of the Company’sconsolidated financial statements in conformity with IFRS requires managementto make judgments, estimates and assumptions that affect the reported amountsof assets, liabilities and contingent liabilities at the date of theconsolidated financial statements and reported amounts of income and expensesduring the reporting period. Estimates and assumptions are continuouslyevaluated and are based on management’s experience and other factors, includingexpectations of future events that are believed to be reasonable under thecircumstances. However, actual outcomes can differ fromthese estimates.

Areas requiring a significant degree ofestimation and judgment relate to the recoverability of the carrying value ofexploration and evaluation assets, fair value measurements for financialinstruments and share-based payments, the recognition and valuation ofprovisions for decommissioning liabilities, the recoverability and measurementof exploration and evaluation properties and deferred tax assets andliabilities, and the ability to continue as a going concern. Actual results maydiffer from those estimates and judgments.

3.2	Cash and cash equivalents

Cash and cash equivalents comprise cash atbanks and on hand, and short term money market instruments with an originalmaturity of three months or less, which are readily convertible into a knownamount of cash.

3.3	Investment in associate

The Company’s investment in its associateis accounted for using the equity method of accounting. Under the equitymethod, the Company’s investment in an associate is initially recognized at costand subsequently increased or decreased to recognize the Company’s share ofearnings and losses of the associate and for impairment losses after theinitial recognition date. The Company’s share of an associate’s losses thatare in excess of its investment in the associate are recognized only to theextent that the Company has incurred legal or constructive obligations or madepayments on behalf of the associate. The Company’s share of earnings andlosses of associates are recognized in profit or loss during the period.

After application of the equity method, theCompany determines whether it is necessary to recognize an impairment loss onthe Company’s investment in its associates. The Company determines at eachreporting date whether there is any objective evidence that the investment inthe associate is impaired. If there is objective evidence, the Companycalculates the amount of impairment as the difference between the recoverableamount of the associate and its carrying value and recognizes the amount inprofit or loss. When a group entity transacts with an associate of theCompany, profit and losses are eliminated to the extent of the Company’sinterest in the relevant associate.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

3.4	Foreign currencies

The Company’s reporting currency and thefunctional currency of all of its operations is the Canadian dollar as this isthe principal currency of the economic environment in which it operates.

Foreign currency transactions aretranslated into functional currency using the exchange rates prevailing at thedate of the transaction. Foreign currency monetary items are translated at theperiod-end exchange rate. Non-monetary items measured at historical costcontinue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate atthe date when fair values were determined.

Exchange differences arising on thetranslation of monetary items or on settlement of monetary items are recognizedin profit or loss in the period in which they arise, except where deferred inequity as a qualifying cash flow or net investment hedge.

Exchange differences arising on thetranslation of non-monetary items are recognized in other comprehensive incomein the statement of comprehensive income to the extent that gains and lossesarising on those non-monetary items are also recognized in other comprehensiveincome. Where the non-monetary gain or loss is recognized in profit or loss,the exchange component is also recognized in profit or loss.

3.5	Property and equipment

Property, plant and equipment are stated at cost lessaccumulated depreciation and accumulated impairment losses. The cost of anitem of property, plant and equipment consists of the purchase price, any costsdirectly attributable to bringing the asset to the location and conditionnecessary for its intended use and an initial estimate of the costs ofdismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to writeoff the cost of property, plant and equipment, less their estimated residualvalue, using the declining balance method using the following rates or thestraight-line method over the following expected useful lives:

Automotive Office equipment Software Leasehold improvements	30% 20% 100% 10 years

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

3.6	Exploration and evaluation properties

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Option payments received are treated as a reduction of the carrying value of the related exploration and evaluation properties and deferred costs until the receipts are in excess of costs incurred, at which time, they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation asset is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

3.7	Decommissioning, restoration and similar liabilities

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the reclamation of mineral properties and retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future cost estimates arising from the decommissioning of plant, site restoration work and other similar retirement activities is added to the carrying amount of the related asset, and depreciated on the same basis as the related asset, along with a corresponding increase in the provision in the period incurred. Discount rates using a pre-tax rate that reflect the current market assessments of the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the provision.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. The net present value of reclamation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of reclamation projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation properties.

3.8	Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payments reserve.

The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

3.9	Taxation

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

3.10	Financial assets

Financial assets are classified as financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. Financial assets are recognized initially at fair value. The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at FVTPL

Financial assets are classified as held for trading and are included in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives, other than those designated as effective hedging instruments, are also categorized as held for trading. These assets are carried at fair value with gains or losses recognized in profit or loss. Transaction costs associated with financial assets at FVTPL are expensed as incurred. Cash and cash equivalents and share purchase warrants held in other companies are included in this category of financial assets.

Held-to-maturity and loans and receivables

Held-to-maturity and loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the financial asset classified in this category are derecognized or impaired, as well as through the amortization process. Transaction costs are included in the initial carrying amount of the asset. Amounts receivables are classified as loans and receivables.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired. Transaction costs are included in the initial carrying amount of the asset. Available-for-sale assets include short term investments in equities of other entities.

The fair value is determined by reference to bid prices at the close of business on the reporting date. Where there is no active market, fair value is determined using valuation techniques. Where fair value cannot be reliably measured, assets are carried at cost.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

3.11	Financial liabilities

Financial liabilities are classified as financial liabilities at FVTPL, derivatives designated as hedging instruments in an effective hedge, or as financial liabilities measured at amortized cost, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at FVTPL

Financial liabilities at FVTPL has two subcategories, including financial liabilities held for trading and those designated by management on initial recognition. Transaction costs on financial liabilities at FVTPL are expensed as incurred. These liabilities are carried at fair value with gains or losses recognized in profit or loss.

Financial liabilities measured at amortized cost

All other financial liabilities are initially recognized at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest, other revenues and finance costs. Trade payables are included in this category of financial liabilities.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

3.12	Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at each period end.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost have been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced, with the amount of the loss recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Available-for-sale

If an available-for-sale financial asset is impaired, the cumulative loss previously recognized in equity is transferred to profit or loss. Any subsequent recovery in the fair value of the asset is recognized within other comprehensive income.

3.13	Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.14	Impairment of non-financial assets

The carrying amount of the Company’s assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset’s recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Page | 14

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

3.15	Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through share premium liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

3.16	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.17	Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

Page | 15

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

4.	SEGMENTED INFORMATION

At 30 April 2013, the Company operates in three geographical areas, being Canada, the United States and Burkina Faso. The following is an analysis of the net loss, current assets and non-current assets by geographical area:

	Canada	United States	Burkina Faso	Total
	$	$	$	$

Net loss
For the year ended 30 April 2013	1,784,952	222,389	334,268	2,341,609
For the year ended 30 April 2012	4,987,597	-	-	4,987,597

Current assets
As at 30 April 2013	1,712,878	-	-	1,712,878
As at 30 April 2012	4,984,512	-	-	4,984,512

Investment in associate
As at 30 April 2013	194,561	-	-	194,561
As at 30 April 2012	298,225	-	-	298,225

Exploration and evaluation properties
As at 30 April 2013	7,735,932	-	-	7,735,932
As at 30 April 2012	7,093,158	208,683	384,268	7,686,109

Property and equipment
As at 30 April 2013	185,650	-	-	185,650
As at 30 April 2012	231,269	-	-	231,269

Page | 16

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

5.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 30 April 2013	As at 30 April 2012
	$	$

Denominated in Canadian dollars	738,343	2,734,541
Denominated in U.S. dollars	110,610	705,869

Total cash and cash equivalents	848,953	3,440,410

During the year ended 30 April 2013, the Company issued a total of Nil flow-through shares (30 April 2012: 13,734,593 flow-through shares) for a total of $Nil (30 April 2012: $3,612,089) (Notes 11 and 12). As at 30 April 2013, the Company has $Nil (30 April 2012: $1,456,744) remaining to be spent on qualifying Canadian exploration expenditures under the terms of the flow-through share agreements. Included in the cash and cash equivalent balance is a deposit of $132,250 (30 April 2012: $132,250) being held as collateral by the Bank of Montreal as the bank required the deposit to be held in order to issue a credit card to the Company.

6.	AMOUNTS RECEIVABLE

The Company’s amounts receivables are as follows:

	As at 30 April 2013	As at 30 April 2012
	$	$

GST/HST receivable	20,005	20,510
Interest receivable	413	310
Advances receivable	15,997	22,338
Shared office costs receivable (Note 17)	170,416	110,041
Other receivables	-	1,150

Total trade and other receivables	206,831	154,349

Included in amounts receivable of the Company are amounts due from related parties which are disclosed in Note 17. The amounts are unsecured, interest-free and repayable upon written notice given from the Company.

Page | 17

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

7.	SHORT-TERM INVESTMENTS

The Company’s available-for-sale investments and share purchase warrants are as follows:

	As at 30 April 2013		As at 30 April 2012
	Cost	Fair Value	Cost	Fair Value
	$	$	$	$
Fire River Gold Corp. 5,000 shares (30 April 2012: 500,000 shares). Nil warrants (30 April 2012: 575,000 warrants).	2,420	100	233,082	75,012
El Niño Ventures Inc. 8,558,777 shares (30 April 2012: 3,319,888 shares). 3,729,060 warrants (30 April 2012: 1,470,329 warrants). 384,615 warrants expire on 16 August 2013, 800,000 warrants expire on 12 October 2013, 1,111,111 warrants expire on 2 April 2014 and 1,433,334 warrants expire on 30 June 2014.	955,577	278,129	515,175	381,436
Next Gen Metals Inc. 4,000,000 warrants expiring on 27 September 2015 (30 April 2012: 4,000,000 warrants).	223,690	34,830	223,690	46,570
Gensource Capital Corp. (formerly Augen Capital Corp.) 2,257,000 shares (30 April 2012: 2,257,000 shares). Nil warrants (30 April 2012: 428,500 warrants).	166,664	135,420	182,365	120,704
Benton Resources Corp. Nil shares (30 April 2012: 300,000 shares).	-	-	134,539	90,000
Benton Capital Corp. 300,000 shares (30 April 2012: Nil shares).	67,270	12,000	-	-
Benton Resources Inc. CM 300,000 shares (30 April 2012: Nil shares).	67,270	36,000	-	-
Calais Resources Inc. 2,083,000 shares (30 April 2012: 2,083,000 shares).	125,000	-	125,000	124,980
Goldtrain Resources Inc. 976,000 shares (30 April 2012: 976,000 shares).	29,280	-	29,280	63,440
Nevada Sunrise Gold Corp. 300,000 shares (30 April 2012: 300,000 shares).	15,233	18,000	15,233	54,000
Others	139,382	72,485	146,399	122,915

Total short term investments	1,791,786	586,964	1,604,763	1,079,057

Page | 18

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

El Niño Ventures Inc. (“El Niño”) and Next Gen Metals Inc. (“Next Gen”) are companies with certain directors in common.

During the year ended 30 April 2013, the Company sold a total of 495,000 shares of Fire River Gold Corp. for total proceeds of $65,799, resulting in a loss of $112,402.

During the year ended 30 April 2013, the Company sold a total of 133,000 shares in other marketable securities for total proceeds of $37,377, resulting in a gain of $2,360.

8.	INVESTMENT IN ASSOCIATE

The Company’s investment in its associate is as follows:

	As at 30 April 2013		As at 30 April 2012
	Net Book Value	Fair Value	Net Book Value	Fair Value
	$	$	$	$

Next Gen	194,561	173,000	298,225	461,333

The Company accounts for its investment in Next Gen under the equity method of accounting.

As at 30 April 2013	Number of shares	Company’s interest	Quoted market price/share

Next Gen	5,766,667	22%	$0.03

Page | 19

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The Company acquired the investment in Next Gen through a combination of cash transactions and as part of the agreement related to the sale of Destiny Gold Project (Note 9).

	Date acquired	Number of shares	Acquisition value	Company’s interest at the date of transaction

Next Gen	3 August 2010	1,216,667	$140,830	5%
	26 September 2011	4,550,000	$591,500	17%

As at 30 April 2013		5,766,667	$732,330	22%

Movements on equity investments for the years ended 30 April 2013 and 2012 are as follows:

Next Gen
$

Balance, 30 April 2011	-
Additions	732,330
Company’s share of net loss	(434,105)
Balance, 30 April 2012	298,225
Additions	-
Company’s share of net loss	(103,664)

Balance, 30 April 2013	194,561

Summary of financial information as at and for year ended 30 April 2013 for the equity accounted investment, not adjusted for percentage of ownership held by the Company, is as follows:

	Current Assets	Non- current Assets	Total Assets	Total Liabilities	Net Loss
	$	$	$	$	$

Next Gen	523,295	495,977	1,019,272	60,717	468,266

Page | 20

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2013 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$
ACQUISITION COSTS

Balance, 30 April 2012	3,341,289	-	-	210,000	21,370	3,572,659
Additions	30,753	-	-	-	-	30,753
Payments received	-	-	-	(50,000)	(78,000)	(128,000)
Impairment	-	-	-	(160,000)	(20,000)	(180,000)
Recovery of write-down	-	-	-	-	76,630	76,630
Balance, 30 April 2013	3,372,042	-	-	-	-	3,372,042

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2012	3,730,499	-	-	174,268	208,683	4,113,450
Assaying	5,962	-	-	-	-	5,962
Drilling	1,350	-	-	-	-	1,350
Engineering and consulting	306,140	1,258	-	-	21,587	328,985
Field expenses	31,735	-	-	-	-	31,735
Geology	4,967	-	-	-	-	4,967
Geophysics	8,225	8,000	-	-	-	16,225
Metallurgical study	275,012	-	-	-	-	275,012
Payments received	-	-	-	-	(7,881)	(7,881)
Cost recovery	-	-	(65,423)	-	-	(65,423)
Recovery of write-down	-	-	65,423	-	-	65,423
Impairment	-	(9,258)	-	(174,268)	(222,389)	(405,915)
Balance, 30 April 2013	4,363,890	-	-	-	-	4,363,890

Total costs	7,735,932	-	-	-	-	7,735,932

Page | 21

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2012 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$

ACQUISITION COSTS

Balance, 30 April 2011	3,189,989	60,000	73,954	75,000	-	3,398,943
Additions	151,300	61,000	58,250	135,000	21,370	426,920
Payments received	-	-	(50,000)	-	-	(50,000)
Impairment	-	(121,000)	(82,204)	-	-	(203,204)
Balance, 30 April 2012	3,341,289	-	-	210,000	21,370	3,572,659

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2011	902,055	594,046	1,355,311	111,693	-	2,963,105
Assaying	523,827	-	164,514	-	-	688,341
Drilling	1,520,691	-	-	-	-	1,520,691
Engineering and consulting	419,959	10,745	22,410	62,575	208,683	724,372
Environmental	63,024	-	-	-	-	63,024
Field expenses	145,047	-	-	-	-	145,047
Geology	6,519	-	-	-	-	6,519
Geophysics	269,714	8,000	-	-	-	277,714
Governmental credits	-	-	(438,664)	-	-	(438,664)
Recovery of costs	(120,337)	-	(815,190)	-	-	(935,527)
Impairment	-	(612,791)	(288,381)	-	-	(901,172)
Balance, 30 April 2012	3,730,499	-	-	174,268	208,683	4,113,450

Total costs	7,071,788	-	-	384,268	230,053	7,686,109

Page | 22

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Project Overview:

River Valley, Ontario

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property (these claims were allowed to lapse on 12 December 2006), the Washagami property (these claims were allowed to lapse on 10 December 2008), the Razor property and the Western Front property, in the Sudbury Region of Ontario. During a prior year, Kaymin elected to vest its option obtaining a 50% interest in the properties, upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

Kaymin continued to fund exploration under the terms of a joint venture until 2007 and invested over $22 million in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project above and beyond the minimal holding costs.

By way of a Mineral Interest Assignment Agreement dated for reference 13 December 2010, as amended on 6 April 2011 (the “Assignment Agreement”), the Company completed the purchase of Kaymin’s 50% interest in the River Valley claims, providing the Company with an undivided 100% interest in the River Valley Platinum Group Metals (PGM) Project. Under the terms of the Assignment Agreement, Kaymin exchanged its 50% interest in the joint venture, for a 12% interest in the Company, based on the issued and outstanding common shares of the Company as of 30 November 2010 (67,543,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

8,117,161 fully paid and non-assessable common shares of the Company (issued); and

Three-year warrants exercisable to purchase 3,000,000 common shares of the Company at a price of $0.30 per common share (issued).

Included in the River Valley PGM Project are the following:

(i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% Net Smelter Return (“NSR”). The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

Page | 23

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

(ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

(iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

(iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was incurred.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

Heaven Lake PGM Gold Project, Ontario

On 13 December 2010, the Company staked 220 square kilometres (“km”), 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario.

The property covers the entire Heaven Lake Greenstone Belt. The project lies near the junction of Highway 527 and Road 811, midway between Thunder Bay and the railway community of Armstrong.

A joint venture partner is being sought to further explore this project.

River Valley East and West PGM Project, Ontario

On 15 September 2011, the Company staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario. The newly acquired claim group is located east of the city of Sudbury, in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams. The property is situated to the east of the Sudbury Basin and north of Highway 17. It covers two rock groups that host significant concentrations of Platinum Group Metals mineralization - the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

Page | 24

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Rock & Roll Property, British Columbia

On 28 July 2009, the Company obtained an option by Letter Agreement from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Letter Agreement, the Company can earn a 100% interest in the Property over a four-year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 of the Company's shares (Note 12). The Vendors will retain a 2% Net Smelter Return royalty (“NSR”), of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 3% and an underlying Net Profits Interest royalty ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable by the Forrest Syndicate and/or heirs and assignees in their entirety for $1,500,000 each.

On 19 June 2012, the Company terminated the option agreement with the Vendors related to the Property. During the year ended 30 April 2013, the Company recorded a provision for write-down of $9,258 related to the Rock & Roll Property.

Destiny Gold Project, Québec

In September 2009, the Company entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec (the "Alto Option Agreement”). The property consists of 175 mining claims totaling 7,260 hectares ("ha"). Under the terms of the Alto Option Agreement, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company, and complete a cumulative total of $3,500,000 in exploration expenditures over a four-year period, with minimum exploration expenditures of $1,400,000, to earn a 60% interest in the Destiny Gold property.

On 8 August 2011, the Company entered into a Letter Agreement (the “LA”) with Next Gen whereby Next Gen was granted an option to acquire the Company's 60% earn-in option interest ("Option Interest") in the Destiny Gold Project which Option Interest was granted to the Company pursuant to an agreement with Alto.

Under the terms of the LA, the Company will grant to Next Gen an irrevocable right and option to acquire the Company's right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from the date of issuance, all of which are due as follows:

Cash: Next Gen paid to the Company $50,000 on signing the LA and will make the balance of the cash payments to the Company in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Page | 25

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches of: (i) 4,550,000 common shares (issued) (Note 8) upon Next Gen's delivery to the Company of a notice of commencement of the Option; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to the Company upon Next Gen's delivery to the Company of a notice of commencement of the option. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, shares and warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under the Company’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. The Company will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the Option Interest from the Company to Next Gen in accordance with the terms of the LA.

On 27 June 2012, Next Gen elected to terminate its option with the Company on the Destiny Gold Project. Next Gen’s decision to relinquish the Destiny Project was made from an assessment of the 2012 exploration results not justifying any further capital outlay.

On 27 June 2012, the Company also terminated the Alto Option Agreement related to the Destiny Gold Project. The Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project. During the year ended 30 April 2013, the Company recorded a recovery of write-down of $65,423 related to a tax refund for mineral property expenditures related to the Destiny Gold Project.

Glitter Lake Property, Québec

By agreement dated 15 August 2003, as amended on 30 April 2006, the Company could acquire, from CanAlaska Uranium Ltd. (“CanAlaska”), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, could issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an amendment dated 1 April 2008).

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska assigned 100% interest in the Glitter Lake property to the Company for approximately $83,600 in payment of CanAlaska’s remaining lease obligations to the Company that ended in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

On 24 April 2012, the Company entered into an agreement to provide El Condor Minerals Inc. (“LCO”) an option to earn a 100% interest in the Glitter Lake Property, subject to a two-week due diligence period. In order to exercise the option, LCO shall make the cash payments and issue shares as set forth below:

Page | 26

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

	Payments	Shares
	$
On directors and regulatory approvals(received)	50,000	350,000
On or before 24 April 2013	50,000	350,000
On or before 24 April 2014	50,000	300,000
Total	150,000	1,000,000

Upon completion of the option, the Company will retain 2% NSR. A 1% NSR can be purchased from the Company for $1,000,000.

During the year ended 30 April 2013, the Company recorded a recovery of write-down of $76,630 related to cash and share payments received by the Company related to the Glitter Lake property.

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

On 30 March 2009, the Company and Hunter signed an amendment to the terms of the agreement as follows:

		Payments	Shares	Exploration Expenditures
		$		$
Upon execution of agreement	(paid/issued)	10,000	75,000	-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011*	(paid)	20,000	-	-
On or before 30 April 2012*	(paid)	20,000	-	-
On or before 30 April 2013*		20,000	-	-
Total		150,000	250,000	-

Page | 27

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

* The payments of $20,000 are Advanced Royalty Payments based on the price of nickel maintaining a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement. In the case that the price of nickel does not maintain a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement, the dollar amount of the Advanced Royalty Payments will be less than $20,000 on the 4th, 5th and 6th anniversary of the agreement and the actual dollar amount will be negotiated between Hunter and the Company at the time of the anniversary.

An additional 100,000 shares may be issued upon the vesting of a 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

By agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Hunter, a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

On 2 May 2013, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project (Note 21).

During the year ended 30 April 2013, the Company recorded a provision for write-down of $20,000 related to the Nickel Plats property.

Tonsina Property, Alaska

The Tonsina property, presently defined, consists of 46 mining claims in the State of Alaska, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105) which were staked in June, 2006. These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. km (744.62 ha, or 7,360 acres), herein referred to as the “Tonsina Property”. The claims are owned 100% by the Company.

During the year, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

During the year ended 30 April 2013, the Company recorded a provision for write-down of $114,410 related to the Tonsina Property.

Page | 28

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Kane Property, Alaska

The Company acquired certain mineral claims by staking in Alaska. On 6 June 2007, the Company entered into an option agreement with Stillwater pertaining to ongoing exploration on the property (the “Stillwater Option Agreement”). Under the terms of the Stillwater Option Agreement, Stillwater could elect to spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011.

In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

During the year, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project. During the year ended 30 April 2013, the Company recorded a provision for write-down of $98,102 related to the Kane property.

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company acquired from Freegold Ventures Limited (“Freegold”), a company that formerly had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn a 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures.

Following the vesting of its 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting. This election was not made.

Under the terms of the agreement, the Company, upon the vesting of its 50%, issued 253,586 shares at market value for $100,000 to Freegold.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property.

In October 2012, upon agreement between Freegold and the Company, it was agreed to cancel 6 of the claims. There were 86 claims outstanding as at 30 April 2013.

During the year, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

During the year ended 30 April 2013, the Company recorded a provision for write-down of $9,877 related to the Union Bay property.

Page | 29

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Burkina Faso, Africa

On 18 January 2011, the Company entered into an agreement with Somitra to acquire a 100% interest in the properties of Kangara, Kalempo and Lhorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

  US$75,000 on signing of the agreement (paid);
  US$30,000 on six months following the signing of the agreement (paid);
  US$105,000 on the first anniversary of the signing of the agreement (paid);
  US$120,000 on the second anniversary of the signing of the agreement;
  US$150,000 on the third anniversary of the signing of the agreement; and
  After completion of transferring the claims, the Company is required to issue 450,000 common shares of the Company to Somitra or pay the sum of US$135,000.

Each property is subject to a 1.0% NSR with the buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

On 24 May 2012, the Company entered into an agreement to provide Roxgold Inc. (“Roxgold”) an option to earn a 100% interest in the Kalempo I, Kangara I and Lhorosso I exploration permits located in the Burkina Faso property.

In order to exercise the option, Roxgold shall make the cash payments, issue shares and warrants, and incur exploration expenditures as set forth below:

	Payments	Shares	Warrants	Exploration Expenditures
	$			$
On signing(received)	50,000	-	-	-
On or before 1 October 2012	-	-	-	150,000
On or before 7 October 2012 if decision is made to proceed	300,000	50,000	250,000	-
Total	350,000	50,000	250,000	150,000

The 250,000 share purchase warrants have an exercise price determined by the Roxgold share price as of the close of trading on 7 October 2012 and are exercisable for a period of two years from that date.

Upon completion of the option, the Company will retain 1% NSR. A 1% NSR can be purchased from the Company for $500,000.

In February 2013, Roxgold elected to terminate its option agreement related to the Burkina Faso gold projects. Subsequent to Roxgold’s termination, PFN also elected terminate its agreement with Somitra.

During the year ended 30 April 2013, the Company recorded a provision for write-down of $334,268 related to the Burkina Faso property.

Page | 30

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

10.	PROPERTY AND EQUIPMENT

The changes in the Company’s property and equipment for the year ended 30 April 2013 are as follows:

	Automotive	Office equipment	Software	Leasehold improvements	Total
	$	$	$	$	$

COST

As at 30 April 2012	122,947	289,522	59,558	76,871	548,898
Additions	-	-	13,307	-	13,307
Disposals	-	-	-	-	-

As at 30 April 2013	122,947	289,522	72,865	76,871	562,205

DEPRECIATION

As at 30 April 2012	83,097	185,122	48,570	840	317,629
Depreciation	11,956	20,880	17,642	8,448	58,926

As at 30 April 2013	95,053	206,002	66,212	9,288	376,555

NET BOOK VALUE

As at 30 April 2012	39,850	104,400	10,988	76,031	231,269
As at 30 April 2013	27,894	83,520	6,653	67,583	185,650

Page | 31

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade and other payables are broken down as follows:

	As at 30 April 2013	As at 30 April 2012
	$	$

Trade payables	44,157	76,664
Accrued liabilities	31,198	25,833
Flow-through shares premium liability	-	311,218

Total trade payables and accrued liabilities	75,355	413,715

During the year ended 30 April 2013, the Company issued Nil flow-through shares (30 April 2012: 13,734,593 flow-through shares) for total proceeds of $Nil (30 April 2012: $3,612,089) (Note 5 and 12). This issuance of flow-through shares resulted in a flow-through share premium liability of $Nil (30 April 2012: $771,684) (Note 12).

Included in trade payables and accrued liabilities was $Nil due to related parties which are disclosed in Note 17.

12.	SHARE CAPITAL

12.1	Authorized share capital

The Company has authorized share capital of an unlimited number of common and preferred shares with no par value. As at 30 April 2013, the Company had 104,047,214 common shares issued and outstanding (30 April 2012: 103,747,214) and no preferred shares outstanding (30 April 2012: Nil).

12.2	Share issuances

During the years ended 30 April 2013 and 2012, the Company issued common shares as follows:

On 13 July 2011, the Company closed the first tranche of a non-brokered private placement of 2,583,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 4,332,141 flow-through units at $0.35 per unit were also placed (Notes 5 and 11). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45.

Page | 32

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The Company paid finder’s fees of $68,750 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $216,607 at the date of issue (Note 11).

On 18 July 2011, the Company closed the second and final tranche of the non-brokered private placement of 620,000 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 210,000 flow-through units at $0.35 per unit were also placed (Notes 5 and 11). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45. The Company paid finder’s fees of $12,975 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $14,700 at the date of issue (Note 11).

On 26 October 2011, the Company completed the first tranche of a non‑brokered private placement and issued an aggregate of 8,075,452 flow-through units at $0.22 per flow-through unit for proceeds of $1,776,600 (Notes 5 and 11). Each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $484,527 at the date of issue (Note 11).

On 21 November 2011, the Company closed the second and final tranche of the non-brokered private placement, the Company issued 486,500 non flow-through units at $0.20 per unit for gross proceeds of $97,300, with each unit consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.30.

Also in its second tranche, the Company issued 1,117,000 flow-through units at $0.22 per unit for gross proceeds of $245,740 (Note 5 and 11), with each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $55,850 at the date of issue (Note 11).

All securities issued pursuant to the first tranche closing are subject to a hold period that expired 27 February 2012. In connection with the closing of both tranches of the financing, the Company paid finder’s fees of $62,474 in cash.

Page | 33

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

As at 30 April 2013, a total of 300,000 performance shares have been exercised and issued (30 April 2012 – 100,000) at $0.01 per share.

During the previous year ended 30 April 2012, 100,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the Rock & Roll Property (Note 9) and 75,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold Project (Note 9).

During the previous year ended 30 April 2012, 100,000 performance shares were exercised for proceeds of $1,000 and 310,000 stock options were exercised for proceeds of $77,500.

12.3	Share purchase warrants

The following is a summary of the changes in the Company’s share purchase warrants for the year ended 30 April 2013 and year ended 30 April 2012:

	30 April 2013		30 April 2012
	Number of warrants	Weighte average exercise price	Number of warrants	Weighted average exercise price
		$		$

Outstanding, beginning	11,712,213	0.35	10,941,309	0.36
Granted	-	-	8,712,213	0.36
Exercised	-	-	-	-
Forfeited	(7,910,463)	0.37	(7,941,309)	0.38
Outstanding, end of year	3,801,750	0.30	11,712,213	0.35

The following table summarizes information regarding share purchase warrants outstanding as at 30 April 2013 (Note 21):

Number of warrants	Exercise price	Expiry date

3,000,000	$0.30	13 December 2013
558,500	$0.32	21 May 2013
243,250	$0.30	21 May 2013

3,801,750

Page | 34

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

12.4	Performance shares

A total of 2,697,990 performance shares are reserved for issuance. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

As at 30 April 2013, a total of 1,150,000 performance shares have been exercised and issued (2012: 850,000 shares) at $0.01 per share.

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the President and Chief Operating Officer of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Scheduled Grant Date
100,000	6 September 2012	(allotted *)
100,000	6 September 2013
100,000	6 September 2014
300,000

* 100,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2013. The fair market value of the performance shares at the date of allotment/accrual was $5,000 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

During the previous year, the Board authorized the issuance of up to 150,000 performance shares at an exercise price of $0.01 per share to the Vice President Exploration of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Scheduled Grant Date
30,000	15 December 2012	(allotted*)
30,000	15 December 2013
30,000	15 December 2014
30,000	15 December 2015
30,000	15 December 2016
150,000

* 30,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2013. The fair market value of the performance shares at the date of allotment/accrual was $900 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

Page | 35

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

During a prior year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the Senior Vice-President of Corporate and Business Development of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Scheduled Grant Date
150,000	1 February 2011	(allotted as at 30 April 2011*)
75,000	1 August 2011	(allotted as at 30 April 2012**)
75,000	1 February 2012	(allotted as at 30 April 2012**)
300,000

* 150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $28,500 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

** 150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2012. The fair market value of the performance shares at the date of allotment/accrual was $32,250 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

During the year ended 30 April 2013, 300,000 performance shares granted to the Senior Vice-President of Corporate and Business Development of the Company were exercised at $0.01 per share for total proceeds of $3,000. The fair market value of the performance shares recorded in prior years related to the performance shares $60,750. The fair market value of $60,750 was transferred from share-based payment reserve to share capital.

12.5	Stock options

The Company has adopted a stock option plan whereby the Company may grant stock options to employees, directors and/or consultants of the Company. The exercise price of any options granted under the plan will be determined by the Board of Directors, at its sole discretion, but shall not be less than the last closing price of the Company’s common shares on the day before the date on which the Directors grant such options.

Page | 36

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The following is a summary of the changes in the Company’s stock option plan for year ended 30 April 2013 and year ended 30 April 2012:

	Year ended 30 April 2013		Year ended 30 April 2012
	Number of options	Weighted- average exercise price	Number of options	Weighted- averag exercise price
		$		$

Outstanding, beginning	7,233,000	0.32	8,268,000	0.32
Granted	-	-	1,000,000	0.30
Exercised	-	-	(310,000)	0.25
Expired	(675,000)	0.60	(70,000)	0.50
Forfeited	(1,140,000)	0.33	(1,655,000)	0.35

Outstanding, end of year	5,418,000	0.28	7,233,000	0.32

The weighted average fair value of the options granted during the year ended 30 April 2013 was estimated at $Nil (30 April 2012: $0.19877) per option at the grant date using the Black-Scholes Option Pricing Model. The weighted average assumptions used for the calculation were:

	30 April 2013	30 April 2012

Risk free interest rate	-	1.49%
Expected life	-	3.58years
Expected volatility	-	129.05%
Expected dividend per share	-	0.00%

Page | 37

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The following table summarizes information regarding stock options outstanding and exercisable as at 30 April 2013:

Exercise price	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise Price

Options outstanding
$0.20 - $0.29	3,173,000	2.56	$0.25
$0.30 - $0.39	2,145,000	2.75	$0.30
$0.40 - $0.60	100,000	1.68	$0.50

Total options outstanding	5,418,000	2.62	$0.28

Exercise price	Number of options exercisable	Weighted- average remaining contractual life (years)	Weighted- average exercise Price

Options exercisable
$0.20 - $0.29	2,777,000	2.45	$0.25
$0.30 - $0.39	2,130,000	2.77	$0.30
$0.40 - $0.60	100,000	1.68	$0.50

Total options exercisable	5,007,000	2.57	$0.28

Page | 38

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

13.	SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $109,454 was recognized in the year ended 30 April 2013 (2012: $499,462):

Grant date of stock options	Fair value of options granted	Amount vested in 2013	Amount vested in 2012
	$	$	$

11 June 2008	18,701	-	-
15 July 2009	8,613	-	223
4 January 2010	42,773	-	-
5 January 2010	71,056	1,303	6,837
1 February 2011	45,030	-	18,897
24 February 2011	667,912	58,158	333,904
15 March 2011	22,705	3,757	12,080
14 June 2011	81,708	-	81,708
7 September 2011	163,298	46,236	45,813

Share-based payments from stock options	1,121,796	109,454	499,462

Performance shares allotted(Note 12)		5,900	32,250

Total		115,354	531,712

14.	LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

	2013	2012
	$	$

Net loss for the year	(2,341,609)	(4,987,597)
Weighted average number of shares – basic and diluted	104,046,392	97,288,446

Loss per share, basic and diluted	(0.02)	(0.05)

The basic loss per share is computed bydividing the net loss by the weighted average number of common sharesoutstanding during the year. The diluted loss per share reflects the potentialdilution of common share equivalents, such as outstanding stock options,performance shares and share purchase warrants, in the weighted average numberof common shares outstanding during the year, if dilutive. All of the stockoptions, performance shares and the share purchase warrants were anti-dilutivefor the years ended 30 April 2013 and 2012.

Page | 39

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

15.	CAPITAL RISK MANAGEMENT

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements, continue the development and exploration of its exploration and evaluation properties.

The Company is dependent upon external financing to fund its activities. In order to carry out the planned exploration and to pay for general administration costs, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any externally imposed capital requirements. There were no significant changes in the Company’s approach or the Company’s objectives and policies for managing its capital.

16.	FINANCIAL INSTRUMENTS

16.1	Categories of financial instruments

	As at 30 April 2013	As at 30 April 2012
FINANCIAL ASSETS	$	$

FVTPL, at fair value
Cash and cash equivalents	848,953	3,440,410
Short term investments – warrants	56,196	103,883
Loans and receivables, at amortized cost
Amounts receivable	206,831	133,839
Available-for-sale, at fair value
Short term investments – shares	530,768	975,174

Total financial assets	1,642,748	4,653,306

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	44,157	78,664

Total financial liabilities	44,157	78,664

Page | 40

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

16.2	Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.  As at 30 April 2013, the Company does not have any Level 3 financial instruments.

As at 30 April 2013	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	848,953	-	848,953
Short term investments – Shares	530,768	-	530,768
Short term investments – Warrants	-	56,196	56,196

Total financial assets at fair value	1,379,721	56,196	1,435,917

As at 30 April 2012	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	3,440,410	-	3,440,410
Short term investments – Shares	975,174	-	975,174
Short term investments – Warrants	-	103,883	103,883

Total financial assets at fair value	4,415,584	103,883	4,519,467

There were no transfers between Level 1 and 2 in the years ended 30 April 2013 and 30 April 2012.

Page | 41

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

16.3	Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions. As at 30 April 2013, amounts receivable was mainly comprised of Goods and Services Tax/Harmonized Sales Tax receivable and amounts receivable from related entities for shared office and administrative costs (Notes 6 and 17). As a result, credit risk is considered insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As at 30 April 2013, the Company had $848,953 (30 April 2012: $3,440,410) in cash and cash equivalents to settle current liabilities of $75,355 (30 April 2012: $413,715) and, accordingly, liquidity risk is considered insignificant.

Currency risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property. The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

Page | 42

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 5). The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

17.	RELATED PARTY TRANSACTIONS

For the year ended 30 April 2013, the Company had related party transactions with the following companies related by way of directors or shareholders in common:

Next Gen Metals Inc., a company with management and certain directors in common with the Company. Next Gen pays shared office costs to the Company on a month-to-month basis.
El Niño, a company with management and certain directors in common with the Company. El Niño pays shared office costs to the Company on a month-to-month basis.
Canadian Gravity Recovery Inc. (“CGR”), a company owned by the Chief Executive Officer of the Company. CGR provides management services on a month-to-month basis.
Onestar Consulting Inc. (“Onestar”), a company owned by the Senior Vice President of Business and Corporate Development. Onestar provides consulting services on a month–to- month basis.

17.1	Related party expenses

Related party expenses are summarized as follows:

Year ended 30 April	2013	2012
	$	$

CGR - Management fees	249,996	428,694
Onestar - Consulting fees	105,000	63,000
Total	354,996	491,694

Page | 43

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Related party expense recoveries related to shared office and operating costs are summarized as follows:

Year ended 30 April	2013	2012
	$	$

Next Gen	159,550	303,513
El Niño	493,450	431,411

Total related party recoveries	653,000	734,924

The above amounts have been recorded as a reduction in the respective expense amounts of the Company.

The Company has a sub-lease agreement with Next Gen and El Niño in which Next Gen and El Niño each pays 25% of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 20). The Company provides invoices to Next Gen and El Niño for shared office costs, including the lease payments, on a monthly basis.

17.2	Due from/to related parties

The assets of the Company include the following amounts due from related parties:

Year ended 30 April	2013	2012
	$	$

El Niño	112,785	16,746
Next Gen	57,631	93,295

Total amount due from related parties (Note 6)	170,416	110,041

Directors	-	2,000

Total amount due to related parties	-	2,000

17.3	Key management personnel compensation

The remuneration of directors and other members of key management for the years ended 30 April 2013 and 2012 were as follows:

Year ended 30 April	2013	2012
	$	$

Short-term benefits - management fees, consulting fees and salaries	330,423	836,371
Short-term benefits – directors fees	27,000	29,000
Share-based payments	84,872	258,458

Total key management personnel compensation	442,295	1,123,829

Page | 44

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

18.1	Cash payments for interest and taxes

The Company made the following cash payments for interest and income taxes:

Year ended 30 April	2013	2012
	$	$

Interest paid	-	-
Taxes paid	-	-

Total cash payments	-	-

18.2	Non-cash financing and investing activities

The Company incurred the following non-cash investing and financing transactions:

Year ended 30 April	2013	2012
	$	$

Common shares issued for properties	-	19,250
Warrants issued for properties	-	-
Common shares received for properties	28,000	591,500
Warrants received for properties	-	223,690

Total non-cash financing and investing activities	28,000	834,440

19.	TAXES

19.1	Provision for income taxes

Year ended 30 April	2013	2012
	$	$

Loss before tax	2,341,609	4,987,597
Statutory tax rate	25.08%	26.00%

Expected tax recovery	587,353	1,296,775
Non-deductible items	(23,943)	(283,107)
Change in future tax rates	127,106	(38,987)
Change in estimates to actual	(729,237)	-
Change in valuation allowance	38,721	(974,681)

Tax recovery for the year	-	-

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

19.2	Deferred tax balances

The tax effects of temporary differences that give rise to deferred tax assets are as follows:

As at 30 April	2013	2012
	$	$

Tax loss carry-forwards	3,192,977	2,703,631
Property and equipment	99,565	81,004
Exploration and evaluation properties	28,680	562,546
Share issue costs	32,212	44,974

	3,353,434	3,392,155
Valuation allowance	(3,353,434)	(3,392,155)

Deferred tax assets	-	-

19.3	Expiry dates

The Company’s recognized and unrecognized deferred tax assets related to unused tax losses have the following expiry dates:

As at 30 April	2013
$

Non-capital losses
2014	701,754
2015	684,375
2026	851,782
2027	1,271,389
2028	1,336,195
2029	1,530,437
2030	267,302
2031	1,445,791
2032	2,392,285
2033	1,799,369

Total non-capital losses	12,280,679

Total resource-related deduction, no expiry	7,846,241

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

20.	COMMITMENTS

As at 30 April 2013, the Company had the following commitments:

As at 30 April 2013	< 1 year	2-5 years	> 5 years	Total
	$	$	$	$

Management fees	280,214	576,572	-	856,786
Rent and lease payments	111,802	481,746	530,090	1,123,638

Total commitments	392,016	1,058,318	530,090	1,980,424

The Company has a management agreement with CGR, a company owned by the Chief Executive Officer of the Company, effective 1 April 2012.

The Company has a sub-lease agreement with Next Gen and El Niño in which Next Gen and El Niño each pays 25% of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 17).

Included in the long-term prepaid expenses is a deposit related to the current office space of $170,000 (30 April 2012 - $Nil).

21.	SUBSEQUENT EVENTS

1.	On 2 May 2013, the Company decided not to pursue additional exploration on the Nickel Plats and to concentrate efforts on advancing its 100% owned River Valley PGM Project (Note 9).

2.	On 15 July 2013, the Company announced a non-brokered flow-through and non-flow-through private placement of up to a combined 16,000,000 units for gross proceeds of up to $800,000. Finder’s fees may be paid in connection with this private placement, subject to regulatory approval.

Each flow-through unit (the “FT Unit”) at a price of $0.05 per FT Unit will consist of one common flow-through share and one-half of one non-flow-through, non-transferable, share purchase warrant (the “Warrant”), with each Warrant entitling the holder to purchase one additional non-flow-through common share of the Company at a price of $0.10 per share for a period of 12 months from the closing date. The proceeds from the sale of the FT Units will be used for the further development and exploration of the River Valley PGM Project and the exploration of the two large adjacent properties.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Each non-flow-through unit (the “NFT Unit”) at a price of $0.05 per NFT Unit will consist of one common share and one-half of one non-transferable Warrant, with each Warrant entitling the holder to purchase one common share of the Company at a price of $0.10 per share for a period of 12 months from the closing date. The proceeds from the sale of the NFT Units will be used as working capital and for funding other properties.

3.	On 21 May 2013, 558,500 warrants with an exercise price of $0.32 and 243,250 warrants with an exercise price of $0.30 expired (Note 12).

22.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended 30 April 2013 were approved and authorized for issue by the Board of Directors on 22 July 2013.

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